SECURITIES A
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09040684

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2008___ AND ENDING___December 31, 2008___

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 RACQUET ROAD, SUITE 2

FIRM I.D. NO.

(No. and Street)

NEWBURGH	**NY**	**12550**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN R. GLEASON   **845-567-3930**

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR & O'CONNOR, LLP

(Name – *if individual, state last, first, middle name*)

249 ROUTE 32 * PO BOX 365	CENTRAL VALLEY	NY	10917
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2008	2007
ASSETS		
Cash	$ 85,590	$ 95,600
Deposit with clearing agent (Note 2)	25,000	25,000
Accounts receivable	76,507	83,217
Prepaid expenses and other current assets	0	16,822
Total current assets	187,097	220,639
Furniture and equipment, net (Note 3)	4,305	5,602
Total assets	$ 191,402	$ 226,241

LIABILITIES AND MEMBERS' EQUITY

	2008	2007
Accounts payable and accrued expenses	$ 41,020	$ 42,816
Members' equity	150,382	183,425
	$ 191,402	$ 226,241

The accompanying notes to financial statements are an integral part of these statements.

O'CONNOR & O'CONNOR, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members
New Horizons Asset Management Group, L.L.C.
Newburgh, New York

We have audited the accompanying statements of financial condition of New Horizons Asset Management Group, L.L.C. as of December 31, 2008 and 2007 and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of New Horizons Asset Management Group, L.L.C. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor + O'Connor, LLP

Central Valley, New York
February 12, 2009

1

OATH OR AFFIRMATION

I, **STEVEN R. GLEASON**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.**, as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

ANTOINETTE DAMIANO
Notary Public, State of New York
Qualified in Orange County
Reg. No. 01T05053895
My Commission Expires Jan. 2, 2010

Notary Public

_____
Signature

_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filling, see section 240.17a-5(e)(3).